Exhibit 30(q)
Description of Issuance, Increases in or Addition of Insurance Benefits, Transfer and Redemption Procedures for Variable Universal Life Insurance Policies Issued by Union Security Insurance Company Pursuant to Rule 6e-3(T)(b)(12)(iii)

This document sets forth the administrative procedures, that will be followed by Union Security Insurance Company (“Union Security”, "the Company", “us”, "we", or "our") in connection with the issuance of the flexible premium Variable Universal Life Insurance Policy ("Policy"), the acceptance of premium payments thereunder, the transfer of assets held thereunder, and the redemption by Owners of the Policy ("Policy Owners") of their interests in the Policy. Capitalized terms used herein have the same definition as in the prospectuses for the Policy.
This document applies to the following Policies:

UNION SECURITY INSURANCE COMPANY
Wall Street Series VUL	333-69327
Wall Street Series VUL220	033-28551
I.Procedures Relating to Purchase and Issuance of Policies, the Acceptance of Premium Payments, and the Increase in or Addition of Benefits
A.Premium Schedules and Underwriting Standards
After the first premium has been paid, your subsequent premium payments are flexible. Prior to Policy issue, you can choose a Planned Premium, within a range we determined, based on the Face Amount and the insured’s sex (except where unisex rates apply), issue age and risk classification. We will send you premium notices for Planned Premium. Such notices may be sent on an annual, semi-annual or quarterly basis. You may also have premium payments automatically deducted monthly from your checking account. When we receive scheduled or regular premium payments from you through pre-authorized transactions such as, checking deduction (ACH), payroll deduction or through a government allocation arrangement, a summary of these transactions will appear on your annual statement and you will not receive a confirmation statement after each transaction. The Planned Premium and payment mode you select are shown on your Policy’s specifications page. You may change the Planned Premium at any time, subject to our minimum amount rules then in effect.
Prior to the Maturity Date, a Policy Owner may request a change in the amount and frequency of Planned Premium Payments. Policy Owners may also make unscheduled Premium Payments as long as receipt of such payments or change would not disqualify the Policy as life insurance under applicable federal tax laws. The Company reserves the right to require evidence of insurability before accepting any additional Premium Payment that would increase insurance coverage.
B.Application and Initial Premium Processing
Offer of Policies: The Policies will be offered and issued pursuant to established underwriting standards and in accordance with state insurance laws, which prohibit unfair discrimination among Policy Owners, but recognize that Policy charges must be based upon factors such as sex, age, health, occupation and method of underwriting. Charges for the Policies are not the same for all Policy Owners selecting the same Face Amount. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each Owner pays Policy charges commensurate with the Insured's mortality risks as actuarially determined using factors such as age, sex, method of underwriting and rate class of the Insured. Uniform Policy charges for all Insureds would discriminate unfairly in favor of those Insureds representing greater risk. Although there are no uniform Policy charges for all Insureds, there are uniform Policy charges for all Insureds of the same rate class, age, sex, Face Amount and Policy year. (Age is determined to be the Insured's age as of his or her nearest birthday on the Policy Date.)
Application: Individuals and entities wishing to purchase Policies must complete an application and submit it to the Company through an authorized agent who is also a registered representative of a broker-dealer having a selling agreement with the principal underwriter broker-dealer for the Policy. The application must specify the name of each Insured and provide certain required information about Insureds. The application must also specify an initial Face Amount for each Insured. Before an application will be deemed complete so that underwriting can proceed, the application must include the applicant's signature and each Insured's date of birth. In addition, the applicant must submit a signed form from each Insured consenting to the applicant's purchase of insurance on his or her life and providing certain basic information about the Insured (e.g., social security number, date of birth, smoker status, simple health questions). Provided that it is satisfied that appropriate security measures exist to protect confidential information, the Company may permit arrangements with distributors to gather and transmit Insureds' consents by electronic means, e.g. secure websites along with the use of randomly designated IDs. The Company date and time stamps the application and related materials upon receipt.
Underwriting: Upon receipt of a completed application in good order, the Company will follow underwriting procedures for life insurance designed to determine whether the proposed Insured is insurable, and to identify the corporate or trust applicant's identity, source of income and financial stability. With respect to individual Insureds, the underwriting process may involve such verification procedures as medical examinations and may require that further information be provided about the proposed Insured before a determination can be made. The underwriting process determines the rate class to which the Insured is assigned if the application is accepted. The Company currently places Insureds in the following rate classes: preferred plus, preferred, standard or substandard rate class. The original rate class applies to the initial Face Amount. The rate class may change upon an increase in the Face Amount. The Company will check information on file with the Medical Information Bureau (a clearinghouse for member insurance companies), and a member of the Company's New Business department may call the proposed Insured and ask a pre-determined set of medical and other insurability questions (the application's "Part II"). Depending on the age and sex of the proposed Insured, such items as medical exams, blood tests, EKG and inspection reports may be ordered. All such requirements are set forth in the Company's underwriting procedures manual. If the application meets the Company's underwriting criteria set forth in the Company's underwriting procedures manual, a Policy in the amount and in the risk class applied for will be issued. See "Issuance of a Policy" below. If the application does not meet the Company's underwriting criteria for Policy issuance, the application will be declined, and a declination letter will be sent to the applicant explaining why the application was declined. If the application does not meet the Company's underwriting criteria for the Policy applied for, but it still meets the Company's criteria for Policy issuance, the Company may issue a Policy on terms other than as applied for. In this instance, the Company will send an adverse underwriting action letter to the applicant along with the offered Policy.
If a premium is submitted with the Policy application and the Policy is not applied for through the Issue First Program, insurance coverage will begin immediately if the proposed Insured is insurable at a standard rate under a binding premium receipt agreement. Otherwise, insurance coverage will not begin until the Policy's Issue Date. In either case, the Policy when issued will be effective from the date the Company receives the initial premium at its Individual Life Operations Center.
If a premium is not paid with the application, insurance coverage will begin and the Policy will be effective on the later of the date the underwriting determination is made and the date the premium is received.
The minimum initial Premium Payment the Company will accept is the amount necessary to pay the Monthly Deduction Amount due but not less than $25.
In addition to the foregoing procedures, before the Company will issue a Policy, it, on behalf of the underwriting broker-dealer, must take certain steps to comply with federal laws intended to combat terrorism and money laundering. The Company will conduct a screen of each Owner, applicant and Insured name as against the list maintained by the U.S. Department of Treasury's Office of Foreign Asset Control (OFAC). If a positive identification is made, the Company may be required to (i) reject and report the transaction, or (ii) block the transaction, place the funds or assets in a separate blocked transaction account, and report the matter to OFAC. These procedures will be followed in connection with all Premium Payments, all loan transactions, all assignments and other Policy changes, and payment of any surrender or Death Benefit proceeds. In keeping with its required anti-money laundering program, the Company and its broker-dealer will regularly monitor Policy transactions for suspicious activity and other violations of anti- money laundering laws, rules, and regulations. The Company will not accept cash or currency equivalent bearer instruments.
The Company will participate in the exchange of an existing life insurance Policy for a Company Policy, where the exchange would qualify under the Internal Revenue Code section 1035 as a tax-free exchange, as long all proper disclosure and replacement forms have been completed and submitted.
Issuance of a Policy: When the underwriting process has been completed, and the application has been approved, the Company issues the Policy. The Policy Date will be the date the Policy is issued or such other date the applicant requests. The Policy Date is used to determine Policy Anniversaries, Policy Years and monthly Deduction Dates, which are significant for such things as when Policy charges are assessed. Depending on state law, a Policy may be back-dated.
C.Premium Processing
Whenever a premium is received, and before your premium is allocated to the Sub-Accounts and/or the General Account, we may deduct a percentage from your premium for a sales load and for a tax charge. The amount allocated after the deduction is called your Net Premium. Currently we assess both the sales charge and the premium tax charge through a monthly deduction from your Policy Value, and a daily deduction from your Policy Value invested in the Sub-Accounts. However, we reserve the right to deduct both charges directly from premium at the maximum rate.
If received by 4:00 p.m. Eastern Time (1) by the Company, the Net Premium will be placed in and credited to the General Account and/or Investment Option as directed by the Owner, on the date received by the Company. If there is an allocation to an Investment Option and the date received is not a Valuation Day, the amounts will be placed in and credited to the Investment Option on the next Valuation Day. For allocations to Investment Options the Company determines the number of Accumulation Units to be credited by dividing the dollar amount allocated to the Investment Option by the Investment Option's Accumulation Unit value as of the next computed Accumulation Unit value of the Investment Option following its receipt. Premium Payments received after 4:00 p.m. Eastern Time by the Company will be processed as of the next Valuation Day.
The Policy Owner can allocate the Initial Premium among the General Account and various Investment Options. The General Account and the various Investment Options are collectively referred to as Investment Choices. The Policy Owner must submit a Net Premium Allocation Form that instructs the Company as to the amount of premium to be allocated to each Investment Choice under the Policy.

The Policy has a Right to Examine the Policy ("Free Look") provision, which gives Policy Owners the right to cancel the Policy within ten days that it is received (or longer in some states). After the Policy is issued and upon commencement of the Free-Look Period, any Initial Net Premium and any additional Net Premium received by us prior to the end of the Free Look period will be applied to the Money Market Sub-Account as of the later of: (a) the Policy Date; and (b) the date we receive the Premium. At the end of the applicant's Right to Examine Period, the Policy Value in the Money Market Investment Option will be allocated to the General Account (if applicable) and among the Investment Options selected by the applicant on the All-in-One Fund Selection Form in the percentages indicated. The Policy Owner may select up to Twenty (20) Investment Choices to allocate their premium, or the maximum number of investment choices currently allowed by us. An allocation to any one Investment Choice must be in whole percentages. When allocating the Initial Premium Payment according to the All-in-One

Fund Selection Form, the Company will process it as of the next computed Accumulation Unit value of an Investment Option after determining that it and the application are in good order, including delivery requirements.

If the Policy Owner cancels the Policy during the Free Look period, upon returning the Policy to the Company or to an authorized agent for forwarding to the Company's Individual Life Operations Center, the Policy will be rescinded and we will pay an amount equal to the greater of: (a) the total premiums paid for the Policy less any Indebtedness; and (b) the sum of : (i) the Policy Value less and Indebtedness, on the date the returned Policy is received by the Company or the agent and (ii) any Policy charges taken. With respect to any investment in the Investment Options, the redemption will be priced at the Accumulation Unit value next computed after receipt of the cancellation request at the designated address.

D.Reinstatement
A Policy that lapses without value (and has not been surrendered for cash) may be reinstated provided:
(a)The insured is alive at the end of the grace period and is also alive on the date of reinstatement;
(b)The Policy Owner makes a request In writing within five years from the Termination Date;
(c)Satisfactory evidence of insurability is submitted;
(d)Any Indebtedness at the time of termination must be repaid or carried over to the reinstated policy; and
(e)A premium is paid equal to or greater than the sum of:
(i)an amount necessary to cover all Monthly Deduction Amounts that are due and unpaid during the Policy Grace Period; and
(ii)an amount necessary to keep the Policy in force for two months after the date of reinstatement.
Upon reinstatement, the Policy Value on the reinstatement date will equal:
(a)the Policy Value at the time of termination; plus
(b)Net Premiums attributable to premiums paid at the time of reinstatement; minus
(c)the Monthly Deduction Amounts that were due and unpaid during the Policy Grace Period; plus
(d)any indebtedness carried over to the reinstated Policy.
The allocation of the Policy Value will be based on the allocation instructions in effect at the start of the Grace Period, unless the Policy Owner instructs otherwise.
Any Surrender Charge will be based on the duration from the original Policy Date as though the Policy had never default.
E.Loan Repayments
Loans can be made on the Policy at any time while the Insured is living. The Policy must be properly assigned as collateral for the loan. The loan must be repaid with an amount equal to the original loan plus loan interest. When a loan is made, the Company will take the loan amount requested from the Investment Options and the General Account in proportion to the non-loaned Policy Value of each on the date of the loan. Shares taken from the Investment Options are liquidated and the resulting dollar amounts are transferred to the Loan Account. The Company may delay the granting of any loan attributable to the Separate Account during any period that the New York Stock Exchange (or its successor) is closed except for normal weekend and holiday closings, or trading is restricted, or the Securities and Exchange Commission (or its successor) determines that an emergency exists, or the Securities and Exchange Commission (or its successor) permits the Company to delay payment for the protection of its Policy Owners. The amount equal to any outstanding Indebtedness is held in the Loan Account and is credited with interest at a rate declared in the Policy. As long as there is Indebtedness, a portion of the Policy's Policy Value equal to the Indebtedness is held in the Loan Account.
Policy Indebtedness (which includes accrued loan interest) must not equal or exceed the Policy's Cash Value. If this limit is reached, the Company may terminate the Policy. The interest rate charged on Indebtedness is declared in the Policy. Loan Interest accrues daily and becomes part of the Indebtedness as it accrues. Because the interest charged on Indebtedness may exceed the rate credited to the Loan Account, the Indebtedness may grow faster than the Loan Account. If this happens, any difference between the value of the Loan Account and the Indebtedness will be transferred on each Monthly Activity Date from the Investment Options and the General Account in proportion to the non-loaned Policy Value of each.
All or part of any Indebtedness may be repaid at any time while the Insured is living and while the Policy is in force. Any repayment results in the transfer of values equal to the repayment from the Loan Account to the General Account and Investment Options. The transfer is made in percentages to the Investment Options and General Account as premium payments. If the Indebtedness is not repaid, the Company will deduct the amount due from any amount payable from a full surrender or upon the death of the Insured.
F.Increases in or Addition of Insurance Benefits
At any time after the first Policy year, you may request in writing to change the Face Amount. The minimum amount by which the Face Amount can be increased or decreased is based on our rules then in effect.
We reserve the right to limit the number of increases made under a Policy to no more than one in any 12 month period.
All requests to increase the Face Amount must be applied for on a new application and accompanied by your Policy. All requests will be subject to evidence of insurability satisfactory to us. Any increase approved by us will be effective on the Monthly

Activity Date shown on the new Policy specifications page, provided that the monthly deduction amount for the first month after the effective date of the increase is made. Any unscheduled increase will be subject to additional Monthly Per $1,000 Charges, additional cost of insurance charges and additional surrender charges, all of which are based on the attained age of the insured at the time of the increase. We will send you additional Policy specification pages describing these charges.
G.Allocations of Net Premium Payments Between the Separate Account and the General Account.
The Separate Account. A Policy Owner may allocate Net Premium Payments to one or more of the Investment Options of the Separate Account. Investment Options may be added or deleted from time to time. When an Owner allocates an amount to an Investment Option (either by Net Premium Payment allocation, transfer of Policy Value, or repayment of Indebtedness), the Policy is credited with Accumulation Units in that Investment Option. The Company determines the number of Accumulation Units by dividing the dollar amount allocated or transferred to the Investment Option by the Investment Option's Accumulation Unit value as of the next Valuation Day after the Company receives the request. When an allocation is made by way of transfer of Policy Value from another Investment Option, Accumulation Units are deleted from that Investment Option. The number deleted is determined in the same manner as if an investment in the Investment Option was being made. Transfers between Investment Options will result in the addition or reduction of Accumulation Units having a total value equal to the dollar amount being transferred to or from a particular Investment Option.
Accumulation Unit Value. An Accumulation Unit value varies to reflect the investment experience of the underlying Fund, and may increase or decrease from one Valuation Day to the next. The Company arbitrarily set the Accumulation Unit value for each Investment Option at either $10 or $1 when it established the Investment Option. For each Valuation Period after the date of establishment, the Company determines the Accumulation Unit value by multiplying the Accumulation Unit value for an Investment Option for the prior Valuation Period by the net investment factor for the Investment Option for the Valuation Period.
Net Investment Factor. The net investment factor is an index the Company uses to measure the investment performance of an Investment Option from one Valuation Period to the next. The net investment factor for each Investment Option is equal to the net asset value per share of the corresponding Fund at the end of the Valuation period (plus the per share amount of any dividend or capital gain distributions paid by that Fund in the Valuation Period then ended) divided by the net asset value per share of the corresponding Fund at the beginning of the Valuation Period.
The General Account: The Company offers a General Account on some of the policies. There are transfer restrictions on the General Account described in the prospectus. Subject to certain restrictions as to frequency of transfers and amount, Policy Owners may also allocate Net Premium Payments to the General Account. The Company credits the portion of Policy Value allocated to the General Account with interest at not less than the Minimum General Account Crediting Rate.

PRODUCT	MINIMUM GENERAL ACCOUNT CREDITING RATE
Wall Street Series VUL	4%
Wall St Series VUL220	5%
Allocations between the Separate Account and the General Account: Net Premium Payments are allocated to the Investment Options or the General Account in accordance with the following procedures:
General: In the application for the Policy, the Owner specifies the percentage of Net Premium Payments to be allocated to each Investment Option of the Separate Account and/or to the General Account. The percentage of each Net Premium Payment that may be allocated to any Investment Option and the sum of the allocation percentages, including the General Account, must be 100%. Such allocation percentages may be changed at any time by the Owner submitting satisfactory notice to the Company.
Allocations during the Right to Examine Period. After underwriting (if applicable), and during the Right to Examine Period, all Net Premium Payments will be temporarily transferred to the Money Market Investment Option until the Right to Examine Period is ended.
Allocations after the Right to Examine Period. Unless otherwise specified by the Owner, additional Net Premium Payments received after the Right to Examine Period ends will be credited to the Policy and allocated to the Investment Options and/or General Account in accordance with the allocation percentages in effect on the Valuation Day that the Premium Payment is received.
II.Transfers
After the Right to Examine Period, the Policy Owner may direct that Policy Value under the Policy be transferred from one Investment Option to another. Currently, there is no charge for transfers. However, the Company reserves the right to charge a maximum of $25 per transfer after the first in any month. In addition, we limit each Policy Owner to one Sub-Account transfer request each Valuation Day, subject to a limit of 20 total Sub-Account transfers each Policy Year. Once you have reached the maximum number of Sub-Account transfers, you may only submit any additional Sub-Account transfer requests (and any trade cancellation requests) in writing through U.S. Mail or overnight delivery service. The Company reserves the right to restrict or eliminate the ability to make transfer of those it believes are engaged in market timing or excessive trading. Transfer requests received at the Company's Individual Life Service Center that are in good order before 4:00 p.m. Eastern Time will be processed according to the values next computed following the close of business. Transfer requests received on a non-business day or after 4:00 p.m. Eastern Time will be processed based on the value(s) next computed on the next business day.

You may only make one transfer out of the General Account each year, and the transfer may not be for more than 50% of the General Account value, excluding loans. However, if the value of the General Account is less than $1,000, the entire amount may be transferred from the General Account to the Separate Account. As a result of these restrictions, it can take several years to transfers amounts from the General Account to the Sub-Accounts.
The Company makes available an optional dollar-cost averaging (DCA) program through which the Policy Owner may make systematic transfers of value between the available Investment Options and the General Account. Once elected, dollar-cost averaging remains in effect from the date the Company receives the Policy Owner's request until the Policy Owner surrenders the Policy, the value of the Investment Option from which transfers are being made is depleted, or until the Policy Owner cancels the program by giving satisfactory notice. There is currently no additional charge for dollar-cost averaging and transfers under this program are not considered transfers for purposes of market timing or excessive trading or the transfer charge.
An optional automatic portfolio rebalancing program is available. The Policy Owner may elect this option by completing the Company's rebalancing form. Policy Owners may instruct the Company to rebalance their Separate Account portfolios on a calendar quarter, semi-annual, or annual basis. On the rebalancing date, portfolios will be returned to the Policy Owner's original allocation percentages. Policy Owners may start and stop rebalancing at any time and make changes to allocation percentages by written request. Requests will be effective on the Valuation Day on which received at our Individual Life Service Center; if received on other than a Valuation Day the request will be effective on the next Valuation Day. There is currently no additional charge for this program and transfers under this program are not considered transfers for purposes of market timing or excessive trading or the transfer charge.
In accordance with industry practice, the Company has established procedures to address and to correct errors in amounts transferred among the Investment Options and General Accounts, except for de minimis amounts. In the unlikely event a non-de minimis transfer error is made, the Company will complete an undo-redo transaction and correct the transfer as of the original request date making the Owner whole. The Company will bear any loss resulting from the error.

III.Redemption Procedures: Surrenders and Related Transactions
The Policies provide for the payment of monies to a Policy Owner or beneficiary upon presentation of a Policy. Generally, except for the payments of death benefits, the imposition of cost of insurance and administrative charges, the Policy Owner will receive a pro rata or proportionate share of the Separate Account's assets, within the meaning of the 1940 Act, in any transaction involving "redemption procedures." The amount received by the Policy Owner will depend upon the particular benefit for which the Policy is presented, including, for example, the cash surrender value or death benefit. There are also certain Policy provisions (e.g. withdrawals or loans) under which the Policy will not be presented to the Company, but which will affect the Policy Owner's benefits and may involve a transfer of the assets supporting the Policy reserve out of the Separate Account.
Any combined transactions on the same day which counteract the effect of each other will be allowed. The Company will assume the Policy Owner is aware of the possible conflicting nature of the transactions and desires their combined result. If a transaction is requested which the Company will not allow (e.g. a request for a decrease in death benefit which lowers the amount below the stated minimum) the Company will reject the entire transaction and not just the portion which causes the disallowance. The Policy Owner will be informed of the rejection and will have an opportunity to give new instructions.
The Company will normally pay any Death Proceeds, Cash Surrender Values, withdrawals and loan amounts within seven (7) days after receipt at its Individual Life Operations Center of all requirements unless:
(a)the New York Stock Exchange is closed on other than customary weekend and holiday closings or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission (SEC); or
(b)an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable to determine the value of the Sub-Accounts; or
(c)the SEC, by order, permits postponement for the protection of Policy Owners.
The Company may defer payment of proceeds from the General Account for Cash Surrender Values, withdrawals and loan amounts for up to six (6) months from the date the request is received, if permitted by state law. In addition, federal laws designed to counter terrorism and prevent money laundering might require the Company to block an Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, surrenders, partial surrenders, or death benefits until instructions are received from the appropriate regulator. These procedures are described in more detail in "Underwriting," above.
A.Surrenders for Cash Surrender Value
The Owner may surrender the Policy at any time while it is in force for its Cash Surrender Value by giving the Company satisfactory notice. The Cash Surrender Value on any Valuation Day is the Cash Value less any Indebtedness. Surrender requests received at the Company's Individual Life Operations Center that are in good order and date and time stamped before 4:00 p.m. Eastern Time will be processed according to the values next computed following the close of business (unless the Owner requests a later date). Surrender requests received on a non-business day or date or time stamped after 4:00 p.m. Eastern Time will be processed based on the value(s) next computed on the next business day. When a surrender of a Policy is made, the Company will pay the Cash Surrender Value out of its general assets. An amount equal to the interest of the Policy will be transferred from the Separate Account to the Company's general account as of the effective date of the surrender. Once a Policy is surrendered, it can never be reinstated.

B.Withdrawals
Policy Owners may also request a withdrawal of Cash Surrender Value from the Policy once each year after the first Policy year. There is no minimum withdrawal amount. The maximum withdrawal is the Cash Surrender Value less an amount sufficient to cover the next two monthly deductions. The withdrawal request will be date and time stamped. Withdrawal requests received at the Company's Individual Life Operations Center that are in good order and date and time stamped before 4:00 p.m. Eastern Time will be processed according to the values next computed following the close of business (unless the Owner requests a later date). Surrender requests received on a non-business day or date or time stamped after 4:00 p.m. Eastern Time will be processed based on the value(s) next computed on the next business day. Unless the Owner specifies otherwise, the Company will make withdrawals proportionately from the General Account and all Investment Options in which the Owner is invested. The Company will pay the requested amount within seven (7) days of its receipt of the request in good order.
Withdrawals will reduce the Policy's death benefit as well as its Policy Value. If the Death Benefit Option in effect at the time of the withdrawal is Option A (Level Option) the Face Amount will be reduced by the amount equal to the reduction in the Policy Value resulting from the withdrawal.
C.Death Claims
The Company will pay the Death Proceeds (Death Benefit less Indebtedness) to the beneficiary normally within seven days after receipt, at its Individual Life Operations Center, of the Policy, due proof of death of the Insured, and all other requirements to make payment.
The death benefit amount is determined as of the date of death. All or part of the benefit can be paid in cash or applied under one or more of our payment options described in the prospectus. The death benefit payable will depend on the option in effect at the time of death. Different Policies have different death benefit options available to the Policy Owner. Under death benefit option A, the death benefit equals the current face amount on the date of death. Under death benefit option B, the death benefit is the sum of the current face amount on the date of death plus the Policy Value on the date of death.
The minimum death benefit is equal to Policy Value times the minimum face amount percentage. The percentages depend upon the Insured's age and are specified under Internal Revenue Code Section 7702(b) or (d), depending which test the Policy is qualifying under, and are set forth in the Policy. Death Proceeds equal the Death Benefit less Indebtedness and less any due and unpaid Monthly Deduction Amounts occurring during a Policy Grace Period. The Death Benefit is equal to the greater of the Death Benefit provided by the Death Benefit Option chosen and the Minimum Death Benefit.
Any Monthly Deduction Amounts taken after the date of the Insured's death and before the Company receives Due Proof of Death will be added to the Policy Value for purposes of determining Death Proceeds. All amounts used in determining the Death Proceeds are calculated as of the date the Company receives Due Proof of Death.
The Company will pay interest on the Death Proceeds of at least 2% per year (or higher, if required by the laws of the state in which this Policy is issued) from the date the Company receives notification of the Insured's death to the date payment is made or an Income Settlement Option is elected.
If the Insured dies after the Company receives a request In Writing from the Policy Owner to surrender the Policy, the Cash Surrender Value will be paid in lieu of the Death Proceeds.
D.Default and Options on Lapse

The Policy is issued with a Guaranteed Death Benefit. It will remain in force at the end of the Policy Grace Period as long as the Guaranteed Death Benefit is available, as described below. The Guaranteed Death Benefit is available so long as:
(a)the Policy is in the Guaranteed Death Benefit Period; and
(b)on each Monthly Activity Date during that period, the cumulative premiums paid into the Policy, less Indebtedness and less withdrawals from the Policy, equal or exceed an amount known as the monthly recommended minimum premium.
The monthly recommended minimum premium is specified in your Policy and is the premium required to maintain the Guaranteed Death Benefit. The monthly recommended minimum premium will increase if you take any withdrawals, loans, add any riders, or increase your Face Amount. The monthly recommended minimum premium will decrease if you terminate any riders or decrease your Face Amount. We will send you an amended schedule page of your new monthly recommended minimum premium.
For Wall Street Series VUL220, if the insured person is younger than 60 years old at the time your Policy is issued, the guarantee period is the lesser of 12 years and until age 65. If the insured person is between the ages of 60 to 70 at the time your Policy is issued, the guarantee period is for five years. If the insured person is older than 70 years old from the date your Policy is issued, the guarantee is for the greater of two years and until age 75.
For Wall Street Series VUL, when you purchase the Policy, you may choose one of 3 Guaranteed Death Benefit Periods: (a) 5 years; (b) to age 65 of the insured; or (c) to age 85 of the insured. However, if the insured is age 71 or older when the Policy is issued, the Guaranteed Death Benefit Period for (a) will be the greater of 2 years and until the insured is age 75. If the insured is rated for higher mortality, then only option (a) is available. The choice cannot be changed after the Policy is issued.
The Guaranteed Death Benefit is not available in all states, and the guarantee period may be shorter in some states due to state limitations.
If the Guaranteed Death Benefit is not available, the Policy will go into default on any Monthly Activity Date if the Cash Surrender Value is not sufficient to cover the Monthly Deduction Amount or if total Indebtedness equals or exceeds the Cash Value. If the

Policy goes into default, the Company will send the Policy Owner a notice warning them that the Policy is in danger of terminating. This notice will be mailed at least 61 days prior to termination of coverage. It will be mailed both to the Policy Owner and to any assignee of record, at their last known address(es). This notice will tell the Policy Owner the minimum premium required to keep the Policy from terminating. This minimum premium will never be greater than an amount which results in a Cash Surrender Value equal to the current Monthly Deduction Amount plus the next three Monthly Deduction Amounts as of the date the Policy went into default. Failure to submit a sufficient Premium Payment within the Grace Period will result in lapse of the Policy without value or benefit payable.
E.Loans
Loans can be made on the Policy at any time while the Insured is living. The Policy must be properly assigned as collateral for the loan. The loan must be repaid with an amount equal to the original loan plus loan interest. There is no minimum loan amount.
When a loan is made, the Company will take the loan amount requested from the Investment Options and the General Account in proportion to the non-loaned Policy Value of each on the date of the loan. Shares taken from the Investment Options are liquidated and the resulting dollar amounts are transferred to the Loan Account. The Company may delay the granting of any loan attributable to the Separate Account during any period that the New York Stock Exchange (or its successor) is closed except for normal weekend and holiday closings, or trading is restricted, or the Securities and Exchange Commission (or its successor) determines that an emergency exists, or the Securities and Exchange Commission (or its successor) permits the Company to delay payment for the protection of its Policy Owners. The amount equal to any outstanding Indebtedness is held in the Loan Account and is credited with interest at a rate declared in the Policy. As long as there is Indebtedness, a portion of the Policy's Policy Value equal to the Indebtedness held in the Loan Account.
Policy Indebtedness (which includes accrued loan interest) must not equal or exceed the Policy's Cash Value. If this limit is reached, the Company may terminate the Policy. The interest rate charged on Indebtedness is declared in the Policy. Loan Interest accrues daily and becomes part of the Indebtedness as it accrues. Because the interest charged on Indebtedness may exceed the rate credited to the Loan Account, the Indebtedness may grow faster than the Loan Account. If this happens, any difference between the value of the Loan Account and the Indebtedness will be transferred on each Monthly Activity Date from the Investment Options and the General Account in proportion to the non-loaned Policy Value of each.
Since the Company transfers the amount borrowed from the Investment Options, a loan whether or not repaid, will have a permanent effect on Cash Surrender Value and may have a permanent effect on the Death Benefit. This is because the Loan Account does not share in the investment results of the Investment Options. Rather, the Loan Account earns interest daily at a specified crediting rate. Depending on how the investment results compare to the crediting rate, this effect may be favorable or unfavorable. This is true whether the loan is repaid or not. If not repaid, the loan will reduce the amount of death benefit.